BONTAN CORPORATION INC.

NINE MONTHS ENDED DECEMBER 31, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS

Prepared as at January 19, 2007

Management Discussion and Analysis

The following discussion and analysis by management of the financial condition and financial results for Bontan Corporation Inc. for the third quarter ended December 31, 2006 should be read in conjunction with the unaudited Consolidated Financial Statements for the nine months ended December 31, 2006, unaudited Consolidated Financial Statements and Management Discussion and Analysis for the three months ended June 30, 2006 and six months ended September 30, 2006 and the audited Consolidated Financial Statements and Management Discussion and Analysis for the year ended March 31, 2006. The financial statements and the financial information herein have been prepared in accordance with generally accepted accounting principles in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

This management discussion and analysis is prepared by management as at January 19, 2007. The Company’s auditors have not reviewed it.

In this report, the words “us”, “our”, “the Company” and “Bontan” have the same meaning unless otherwise stated and refer to Bontan Corporation Inc. and its subsidiaries.

Overview

Summary of Results

During the quarter ended December 31, 2006, the management continued to review projects involving participation in exploration of oil or gas or both.  Several proposals were received involving participation in oil or gas exploration projects during the quarter under review.  We short listed one oil exploration project that met our criteria and subjected it to our detailed due diligence. This involved technical review by an independent geologist and/or engineering firm on our behalf. Unfortunately, our due diligence provided negative results and further negotiations were discontinued in respect of the proposal.  As a result, at the end of the quarter, the Company had no exploration projects and had no proven reserves of oil or gas.

Meanwhile, the surplus cash on hand continued to be invested in short-term marketable securities due to positive results and cash flow achieved to date from such investments.

The following table summarizes financial information for the 3rd quarter ended December 31, 2006 and the preceding seven quarters: (All amounts in ‘000 CDN$ except Net income (loss) per share, which are actual amounts).

Quarters ended	Dec. 31, 2006	Sept. 30, 2006	June30, 2006	March 31, 2006	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005	March 31, 2005
Other Income	130	89	(2)	116	(174)	1,914	2	241
Income from operations	-	-	-	116	(174)	1,914	2	258
Net loss from continuing operations	(3)	(91)	(379)	(91)	(155)	(3,148)	(1,391)	(4,200)
Loss from discontinued operations	-	-	-	-	-	-	-	2
Net income(loss) per share - basic and diluted	(0.00)	(0.01)	(0.00)	(0.01)	(0.21)	(0.11)	(0.40)	(0.01)

Comments on significant quarterly results:

Quarter ended September 30, 2005

Revenue mainly comprised gain on sale of indirect participation interest in oil exploration project in Papua New Guinea, 33% due to realised gain on disposal of short term investments of the surplus funds on hand and the balance consisted of interest earned primarily on the escrow account balance relating to gas project in Louisiana.

The expenses mainly related to the write off of working interest in gas exploration project in Louisiana, 30% ($2 million) of the expenses comprised value of shares and options issued to consultants and directors under the Company’s various Plans.

Quarter ended March 31, 2005

Revenue was mainly relating to the gain from disposal of shares in Interoil Corporation received by the Company in exchange for the reduction in its indirect participation interest in the oil exploration project in Papua New Guinea from .88% to .75%.  Substantial part of the loss and contributed surplus for fiscal 2005 are attributable to the accounting for options granted to various consultants during 2005 under the Company’s two option plans for services.

Number of common shares, options and warrants

These are as follows:

	As at December 31, 2006	As at January 19, 2007
Shares issued and outstanding	27,280,203	27,280,203
Warrants issued and outstanding ( a)	13,161,960	13,161,960
Options granted but not yet exercised (b)	4,795,000	4,795,000

(a)

Warrants are convertible into equal number of common shares of the Company within two years of their issuance, at an exercise prices ranging from US$ 1 per warrant to US$0.35 as follows:

Dec. 31, 2006          Jan. 19, 2007

Exercise price

Expiry date

----------------No. of warrants----------

US$1.00

March 31, 2007

  1,721,960

  1,767,410

US$0.35

March-April, 2007

11,440,000

11,440,000

(b)

Options are exercisable into equal number of common shares at an average exercise price of US$0.48 and have a weighted average remaining contractual life of approximately 4 years.

Business Environment

Risk factors

Please refer to the Management discussion and analysis for the fiscal 2006 for detailed information as the economic and industry factors that are substantially unchanged.  In addition, however, we believe the following risks are particularly relevant to our current fiscal year operations:

We are in the process of seeking oil and gas opportunities and currently do not own any interests or properties.

Currently, we do not own any interest in any oil or gas project or any natural resource project.  We are assessing various opportunities, none of which may meet our eligibility requirements.  Consequently, we may not own any interest for an indeterminate amount of time.  As a result, we will use our cash resources to pay for expenses and costs we incur in our efforts to identify appropriate opportunities as well as for our standard operating costs.

Our short term investments are susceptible to market fluctuations and other risks.

We have about $6,000,000 in cash ($2.2 million) and marketable securities ($3.8 million) as of December 31, 2006.  Our marketable securities are primarily securities of publicly held Canadian corporations in the resource sector.  The value of these securities is subject to market fluctuations as well as industry risk and the specific risks of each particular issuer.  We may lose some of our original investment in the event that an investment does not perform as anticipated.

Forward looking statements

Certain statements contained in this report are forward-looking statements as defined in the U.S. Federal Securities Laws. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:

•

Our lack of substantial operating history;

•

The success of the exploration prospects, in which we have interests;

•

Uninsured risks;

•

The impact of competition;

•

The enforceability of legal rights;

•

The volatility of oil and gas prices;

•

Weather and unforeseen operating hazards;

Important factors that could cause the actual results to differ materially from our expectations are disclosed in more detail set forth under the heading “Risk Factors” in herein. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

The exploration projects in which we hold interests currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). All information contained herein regarding resources is references to undiscovered resources under NI 51-101, whether stated or not.

Business plan

Our long-term business plan continues to be focused on becoming a diversified natural resource company that invests in major oil and gas exploration prospects.  Through our wholly owned subsidiaries, we will continue to seek highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions. We will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

It is our current belief that oil and gas exploration is a high priority all over the world and especially in North America. Higher price levels for both these natural resources which have occurred over the past twelve months encourage new drilling activities.  Our past experience with our two oil and gas projects enables us to more efficiently select and evaluate potential exploration projects in the oil and gas sector than in the other resource sectors.  During the past several months, we have received without solicitation opportunities to participate in oil and gas exploration projects as a result of our past involvement in similar projects.

Results of operations

Three months ended December 31	2006	2005
	in 000' CDN $	in 000' CDN $
Income	130	(174)
Expenses	(180)	19
Net loss for year	(91)	(155)
Deficit at end of period	(32,383)	(31,819)

Overview

The following were the key events in the three months ended December 31, 2006:

1.

The company received several exploration participation proposals, of which it carried out detailed due diligence on one oil project proposal but eventually decided against participating in it due to unsatisfactory results of the due diligence.

2.

During the quarter, we also initiated preparation of a prospectus and registration statement in Form F-3 for submission to the US Securities and Exchange Commission in respect of shares issued and issuable under warrants issued under a private placement completed in April 2006.  The prospectus became effective on November 30, 2006.

3.

During the quarter, the Directors approved a new plan – 2007 Consultants Stock Compensation Plan covering 1.5 million common shares of the company for issuance to consultants in settlement of their fees for services to be rendered during 2007.  The Plan was formally filed with a registration statement Form S-8 with the US Securities and Exchange Commission and became effective on January 16, 2007.

4.

The surplus funds continued to be gainfully invested in short-term marketable securities.  The market value of cash and marketable securities at December 31, 2006 went up to $6.5 million from $6.3 million as at September 30, 2006.

The following were the key activities in the quarter ended December 31, 2005:

a)

Drilling on the Gas exploration project in the State of Louisiana, in which the Company held 49% working interest, was completed in October 2005 and the project operators concluded that the quality of gas found was not commercially exploitable and that the well should be abandoned and plugged.  The Company was aware of this situation while preparing its second quarter financials and had therefore written off its investment of approximately $4.3 million as at September 30, 2005.  However, in December 2005, the Company was informed of a surplus fund with the project operator, which was refunded in January 2006.  Accordingly, a credit of approximately $380,000 was accounted for and corresponding receivable set up at December 31, 2005.

b)

At the end of the previous quarter, the Company held approximately $2 million in cash.  Management decided to invest these funds into short-term investments rather than leave them with banks at minimum interest.  This strategy enabled the Company to earn approximately $650,000 in realised and unrealised gain from such investments and increase the overall liquid assets from $2.4 million at September 30, 2005 to $3.2 million at December 31, 2005 at market value – about 33% increase in three months. This is further discussed later in this report.

c)

1.1 million options valued at $345,030 were granted to Mr. Terence Robinson on December 5, 2005 under a Plan that was registered on the same date.  These options were for his services in connection with sale of Indirect Participation Interest in an oil exploration project in Papua New Guinea in September 2005.  The options are exercisable to acquire equal number of Common shares of the Company at an exercise price of US$0.50 per share.  The option value was reduced from the gain on sale of the said project.

Income

Three months ended December 31	2006	2005
	(In 000$)

Gain on sale of interest in oil property	-	(371)
Realised gain on short term investments	111	179
Interest	19	18
	$ 130	$ (174)

Realised gain on short term investments reflects gains on disposal of marketable securities.  The Company decided to place its surplus funds, while awaiting appropriate exploration projects, in short term marketable securities with brokerage firms. During the quarter ended December 31, 2006, the Company invested an average of about $3.5 million in several securities trading primarily on Canadian stock exchanges.  The Company also had an unrealized gain of $566,467 on the portfolio on investments held at December 31, 2007.  This gain was not recognized according to the current accounting policy of the Company.

Income during the quarter ended December 31, 2006 was mainly earned on funds held with brokerage firms.

The main item of income for the three months ended December 31, 2005 was a net gain of $179,495 realized on sale of short-term investments. As stated earlier, the Company had a surplus cash of around $2 million at the beginning of the quarter.  The management decided to invest the funds in short-term marketable securities rather than leave it in a bank with a view to significantly increasing the returns.  The decision was mainly influenced by the availability of services of Mr. Terence Robinson and Mr. John Robinson, two of the consultants with extensive investment experience.  The strategy resulted in the net gain on sale.  In addition, there was an unrealized gain on the short-term investments on hand at December 31, 2005 of approximately $470,000 which has not been recorded as per the existing accounting policy of the Company.

The Company also earned an interest of $17,692 – which mainly related to the interest earned on the funds remitted to the project operator of the Louisiana gas project. These funds were held in an escrow account until spent and were subjected to interest.

The income from the above two sources was off set by a charge of $371,068 during the quarter ended December 31, 2005. The charge related mainly to the value of option allowed to Mr. Terence Robinson for services rendered in connection with the sale of indirect participation interest in an oil exploration project in Papua New Guinea (IPI interest) in September 2005. The charge was an off set against the gain on sale of IPI interest recorded in the previous quarter.

The net result of the above three items was a negative income of $173,881 for the quarter.

Expenses

The overall analysis of the expenses is as follows:

Three months ended December 31	2006	2005
	In 000$
Operating expenses	$ 111	$ 142
Interest in gas property written off	-	(385)
Stock based compensation	75	211
Translation exchange loss (gain)	(54)	13
	$ 132	$ (19)

Operating Expenses

Travel, promotion and consulting

Three months ended December 31	2006	2005
	In 000$
Travel, meals and entertainment	$ 25	$ 75
Consulting	17	8
Promotion	6	6
	$ 48	$ 89

% of operating expenses	43%	63%

Travel, meals and entertainment

These expenses were substantially incurred by the key consultant, Mr. Terence Robinson, in club fees and traveling to US in connection with meeting prospective investors and exploring project developers for potential investment leads. Mr. Robinson’s extensive network in the business and finance sectors in North America and Europe has been the main reason for the company’s success in raising funds, in attracting qualified consultants with minimum cash outlay and in securing suitable projects.

Expenses in the third quarter ended December 31, 2005 include travel and hotel costs for Mr. Kam Shah, the CEO and Mr. Terence Robinson in relation to their visits to New York to attend a presentation to a group of financial analysts in October 2005 and other visits to meet with potential business connections including a visit to New York to meet a Mongolian delegation regarding exploration opportunity in Mongolia and promoters in Florida regarding gas exploration opportunities in Colorado and surrounding areas. The significant increase in expenses reflected increased promotional activities in October and prior period while increased search for more projects in the later part of the quarter.

Consulting costs

Consulting fees during the quarter ended December 31, 2006 mainly consisted of cash fees paid to administrative assistant and US$3,000 paid to Mr. Dean Bradley, an independent director for services rendered as chairman of our audit committee. Both Mr. Shah, the CEO and CFO, and Mr. Robinson, the key consultant, accepted shares in lieu of their fees to minimize the cash outlay of the Company.

The Company prefers to settle the fees of their consultants in shares and options in order to retain its funds for business investments purposes.

Consulting fee for the quarter ended December 31, 2005 includes the cash fees paid to administrative assistant.

Promotion costs

Promotion costs during the quarter ended December 31, 2006 consisted of costs of entertaining prospective and existing investors and business prospects.

Main promotional costs during the quarter ended December 31, 2005 included a fee of approximately US$5,000 paid to an independent agency providing news dissemination services.

Other operating costs

Three months ended December 31	2006	2005
	In 000$
Shareholder information	33	35
Other	30	18
	$ 63	53
% of operating costs	57%	37%

Shareholder information

Shareholder information costs comprise investor and media relations fee, costs of holding annual general meeting of the shareholders and various regulatory filing fees.

Major cost for the three months ended December 31, 2006 and 2005 consisted of media relation and investor relation services provided by Current Capital Corp. under contracts dated July 1, 2004, which are being renewed automatically unless canceled in writing by a 30-day notice for a total monthly fee of US$10,000. Current Capital Corp. is a related party.

Other operating costs

These costs include rent, professional fee, telephone, Internet, transfer agents fees and other general and administration costs.

Major part of the other operating costs was professional fees which were approximately $14,000 for the quarter ended December 31, 2006 and included mostly legal fee in connection with review and filing of a prospectus and registration statement for the shares and warrants issued under the last private placement closed in April 2006. The professional fee also included a fee of approximately $2,600 for preparation and filing of the US tax returns

Professional fees for the quarter ended December 31, 2005 were approximately $4,400 and consisted mainly of legal fees.

Interest in Gas Property written off (Quarter ended December 31, 2005)

During the second quarter ended September 30, 2005, the Company fully wrote off its interest in a gas exploration project due to a dry well. However, an analysis of final account was carried out by the operators in December 2005 and a refund of US$332,271 including interest of US$13,708 was determined as payable to the Company. The amount that pertained to the refund of the project costs was accounted as recovery of the project costs written off earlier.

Stock based compensation

Three months ended December 31	2006	2005
	In 000$
Stock compensation	75	204
Options granted	-	7
	75	211
Deferred stock compensation	41	94

Stock based compensation is made up of the Company’s common shares and options to acquire the Company’s common shares being issued to various consultants and directors of the Company for services provided. The Company used this method of payment mainly to conserve its cash flow for business investments purposes. This method also allows the Company to avail the services of consultants with specialized skills and knowledge in the business activities of the Company without having to deplete its limited cash flow.

During the quarter ended December 31, 2006, no new Plans were created. However, as at that date, the company still had 2005 Stock Option Plan covering one million stock options. No options have been allotted under this Plan.

Value of stock compensation expensed related to the part of the deferred stock compensation, which mainly related to the services rendered during the quarter by three consultants, including directors.

During the quarter ended December 31, 2005, stock compensation was paid to six consultants and option to one consultant. The company registered one option plan on December 5, 2005 for options granted to Mr. Robinson, the key consultant, for services rendered in connection with the sale of Papua New Guinea oil interest. The value of the options granted, $345,050 was expensed against the gain on sale of the said oil interest.

Translation Exchange Loss (Gain)

The Company’s reporting unit of currency is Canadian dollar. At the end of the quarter, all transactions in US dollar and other currencies are translated using either average rate for the period or the rates on the dates of transactions depending upon the nature of the transactions. All assets and liabilities in non-Canadian currencies are translated at either the closing rate or rates on the dates of the underlying transactions again depending upon the nature of these balances.

During the quarter ended December 31, 2006, the Company had a gain of $54,151 mainly due to decline in value of the Canadian dollar compared to the US dollar. The exchange rate between these currencies declined from US$1 for CDN$1.12 at September 30, 2006 to CDN$1.17 at December 31, 2006. The Company held approximately US$1.5 million in short-term investments and cash at the end of the quarter which resulted in higher value than the recorded value in Canadian currency.

During the quarter ended December 31, 2005, the Canadian dollar got marginally stronger compared to the US Dollar – the exchange rate moving from CDN$1.18 per US$1 at September 30, 2005 to CDN$1.16 at December 31, 2005. The Company held approximately $1.5 million in US Dollars at that date. Thus, there was a small exchange loss of $12,610 on period end translation.

Liquidity and Capital Resources

Working Capital

As at December 31, 2006, the Company had a net working capital of approximately $6.0 million compared to a working capital of $5.3 million as at March 31, 2006.

Almost entire working capital at December 31, 2006 was in the form of cash and short term investments compared to 96% - $5 million at March 31, 2006.

Improvement in the liquid working capital was due to receipt of funds from private placement, which closed in April 2006.

Operating cash flow

During the quarter ended December 31, 2006, operating activities generated a net cash inflow of $38,917 compared to the cash outflows of $279,389 during the quarter ended September 30, 2005.

Main inflow during the current quarter was from surplus of the proceeds from sale of short-term investments over their costs and interest earned on funds with brokerage firms.

Investment cash flows

A net sum of approximately $327,000 was invested in short-term marketable securities through various brokerage firms during the three months ended December 31, 2006.

The funds required were primarily met from the operating cash flow surplus and the available cash.

The following is a summary of short term investments activities and profile for the quarter ended December 31, 2006:

The Company has accounts with two brokerage firms in Canada. However, almost all of its transactions are done through only one brokerage firm, which held $ 2 million in cash and $3.4 million in marketable securities of about twenty Canadian public companies as at December 31, 2006. About 47% or $1.6 million of the funds are invested in marketable securities of one Canadian public company whose market value was $2.3 million as at December 31, 2006.

During the three months ended December 31, 2005, approximately $626,000 was invested in short-term marketable securities, while approximately $ $385,000 was recovered from the gas project where our interest was fully written off in the previous quarter. The balance of the cash flow requirement was met from the proceeds of warrants exercised.

Financing cash flows

During the three months ended December 31, 2006, there was no new financing activity.

During the three months ended December 31, 2005, 200,000 warrants were exercised for the equal number of common shares for which the Company received approximately $211,000 net of direct expenses, which consisted of finder’s fee at 10% of the amount collected.

Key Contractual obligations

These are detailed in Note 8 – commitments and contingent liabilities to the consolidated unaudited financial statements for the nine months ended December 31, 2006.

The contractual obligations mainly comprised investor and media relation contract and consulting contracts with various key consultants and related parties.

The company has no contractual or any other obligations relating to the interest it held in oil and gas projects in the past.

Off balance sheet arrangements

At December 31, 2006 and 2005, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

Transactions with related parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed in Note 9 of the consolidated unaudited financial statements for the nine months ended December 31, 2006.

Given below is background information on some of the key related parties and transactions with them:

1.

Current Capital Corp. (CCC).  CCC is a related party in following ways:

a.

Director/President of CCC, Mr. John Robinson, is a consultant with Bontan.

b.

CCC provides media and investor relation services to Bontan under a consulting contract.

c.

Chief Executive and Financial Officer of Bontan is providing services to CCC as CFO.

d.

CCC and John Robinson hold significant shares in Bontan.

Bontan shares premises with CCC for which CCC charges on a quarterly basis for the rent, phone and utilities based on the actual costs and area occupied. Charges from CCC reflect actual costs and do not include any mark ups.

Another charge from CCC relates to the investor relations and media relations services provided under a contract. The charge is a fixed sum of US$10,000 per month plus taxes.

CCC also charged a finder’s fee at the rate of 10% of the gross money raised for the Company through issuance of shares and warrants under private placements. In addition, it also received 1,040,000 warrants at 10% of the Units issued.

2.

Mr. Kam Shah is a Director of the Company and also provides services as Chief Executive and Financial Officer under a five-year contract. The compensation is decided by the board on an annual basis and is usually given in the form of shares and options.

3.

Mr. Terence Robinson used to be providing services as Chief Executive Officer until May 2004 and was also a Director until that date. Currently, Mr. Robinson is providing services as a key consultant under a five-year contract. His services include sourcing of new business opportunities on behalf of the company using his extensive network of business contacts. His remuneration is paid mostly in shares on an annual basis.

Financial and derivative Instruments

Except for the balances with a brokerage firm, none of our financial assets were interest bearing as at September 30, 2006. The balances with the brokerage firm earned average interest rate of 3% per annum (2005: Average of 2% per annum).

Credit risk is minimised as all cash amounts are held with large bank and brokerage firm which have acceptable credit ratings determined by a recognised rating agency.

Short-term investments represent funds and shares held for disposal within the next twelve months. As at December 31, 2006, the fair market value of all investments on hand, which basically represented the quoted market price as at December 31, 2006, was approximately $4.3 million compared to the carrying value of $3.8 million. The carrying value of all other cash and cash equivalent, trade receivables, all other current assets, accounts payable and accrued liabilities, and amounts due to related parties’ approximate fair values due to the short-term maturities of these instruments.

The Company never entered into and did not have at the end of the quarters ended December 31, 2006 and 2005, any foreign currency hedge contracts.

Critical accounting estimates

The Company’s unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The significant accounting policies used by the Company are same as those disclosed in note 2 to the consolidated financial statements for the year ended March 31, 2006. Certain accounting policies require that the management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses reported by the Company. The Company’s management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

There were no major changes in the accounting policies during the quarter ended December 31, 2006.

Evaluation of Disclosure Control and Procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, or the Exchange Act. This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission. Our management, including our Chief Executive Officer, who also acts as Chief Financial Officer, together with the members of our audit committee, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer has concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

There were no changes to our internal control over financial reporting since March 31, 2006 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Legal Proceedings

We are not a party to any legal proceedings nor is our property the subject of any legal proceedings.  Our management is not aware of any legal proceedings contemplated by any governmental authority or any other party involving us or our property.  No director, Officer or affiliate of ours is (i) a party to adverse to us in any legal proceedings, or (ii) has an adverse interest to us in any legal proceedings.  Management is not aware of nay other legal proceedings pending or that have been threatened against us or our property.

Current Outlook

While the management is anxious to secure oil and gas exploration projects as soon as possible so that the company can have its source of revenue and the shareholders, who have so patiently waited and even participated in funding from time to time, can see growth in the value of their investments. The management is equally cognizant of the failure of the first test well in the Louisiana gas project to produce commercial gas which resulted in a write off of over US$3 million.

Financial loss suffered as a result of a dry well was mostly off set by the significant profit made on the disposal of our interest in the oil exploration project and on disposal of short-term marketable securities.

The management has however learned some valuable lessons from this experience and has accordingly reviewed its project selection criteria to ensure that the future projects that we participate in have better chances of success.

Therefore, our current business model, based on our experience with resource projects handled over the recent past and our assumptions set forth above, envisions the following key features:

a.

We will focus only on oil and gas exploration projects;

b.

Preference will be given to projects that have proven but undeveloped reserves rather than probable or potential reserves;

c.

We will invest our resources in project which involves multiple well exploration potentials;

d.

Preference will be given to explorations involving shallow wells (up to 7,500 ft.) rather than deep wells (over 15,000 ft.);

e.

Preference will be given to project with other experienced partners who are involved in the project;

f.

We will attempt to allocate 100% of our cash or liquidity resources to more than one project, rather than one project.

The Company currently has approximately $6 million in cash and short-term securities and has no significant debt. Our cash and short term securities holdings at market value are over $7 million on the date of this report.

We remain extremely bullish on the natural resource sector and at this time are evaluating new oil and gas drilling prospects as well as joint venture opportunities. We are very confident that we will identify an appropriate opportunity relatively quickly.

Public securities filings

Additional information, including the Company’s annual information form in the Form 20-F annual report, is filed with the Canadian Securities Administrators at www.Sedar.com and with the United States Securities and Exchange Commission and can be viewed at www.Edgar.com.